

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 20, 2006

Mr. Mario Rossi
Chief Financial Officer
Swisscom AG
Alte Tiefenaustrasse 6
3050 Bern, Switzerland

> **Re:** **Swisscom AG**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed April 24, 2006**
> **File No. 1-14860**

Dear Mr. Rossi:

We have reviewed your supplemental response letter dated November 10, 2006 as well as your filing and have the following comments. As noted in our comment letter dated September 25, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the fiscal year ended December 31, 2005

Note 2.16 Revenue recognition, page F-11

1. We note your response to prior comment 8. Please tell us:

    -   The amounts that you typically charge for connections and your average monthly service revenues for your fixed network lines. Your response should separately address your residential customers and corporate communication solutions customers.
    -   Whether you charge the connection fee to all new customers, and describe the terms of your contracts with new customers in more detail.
    -   Who establishes the connection fee and the level of involvement of your regulator with respect to your connection fees.
    -   Whether you charge a second connection fee to a customer who initially paid a connection fee, then canceled the contract, only to re-connect a short time thereafter.

- If you ever sell such connection services separately. In other words, do you sell connection services to a customer who does not receive monthly services from you?

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact O. Nicole Holden, Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

CC: Christian Chernetsky